Exhibit 99.2

Ellomay Capital Reports Results for the First Quarter of 2015

Tel-Aviv, Israel, June 22, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three month period ended March 31, 2015.

Financial Highlights

•	Reported revenues were approximately $2.8 million for the three months ended March 31, 2015, down approximately 3.4% compared to approximately $2.9 million for the three months ended March 31, 2014.

o	Excluding unfavorable currency effects, revenues were up approximately 19% to approximately €2.5 million from approximately €2.1 million in the same quarter last year.

o
The change in revenues is mainly a result of an increase in revenues due to the acquisition of three photovoltaic plants in Murcia, Spain (the “Murcia PV Plants”) on July 1, 2014 (approximately €0.5 million), partially offset by the decrease of an approximate 8% in the Feed-in-Tariff (“FiT”) guaranteed to existing photovoltaic plants in Italy over the remaining FiT period (originally 20 years commencing with the connection to the Italian national grid) commencing January 1, 2015 (approximately €0.1 million).

o	The decrease in the amount of reported revenues is due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during the quarter.

•
Operating expenses were approximately $0.7 million (approximately €0.6 million) for the three months ended March 31, 2015, compared to approximately $0.6 million (approximately €0.5 million) for the three months ended March 31, 2014. Depreciation expenses were approximately $1.2 million (approximately €1.1 million) for the three months ended March 31, 2015, compared to approximately $1.3 million (approximately €1 million) for the three months ended March 31, 2014. These changes resulted from an increase due to the operations of the Murcia PV Plants acquired on July 1, 2014, partially offset by the devaluation of the Euro against the U.S. dollar.

•
General and administrative expenses were approximately $1 million or the three months ended March 31, 2015, compared to approximately $1.2 million for the three months ended March 31, 2014. The decrease in general and administrative expenses mainly resulted from inclusion of bonuses paid to employees in the general and administrative expenses for the three months ended March 31, 2014.

•
Company’s share of income of investee accounted for at equity, after elimination of intercompany transactions, was approximately $1.2 million for the three months ended March 31, 2015, compared to losses of approximately $0.3 million for the three months ended March 31, 2014. This increase is due to the commencement of the commercial operations of the power plant owned by Dorad Energy Ltd. (“Dorad”) in May 2014. The results for the three months ended March 31, 2015 reflect the Company’s indirect interest in Dorad as of March 31, 2015 (7.5%), prior to the increase in the Company’s indirect holdings in Dorad to approximately 9.2%, consummated in May 2015.

•
Adjusted EBITDA was approximately $2.4 million for the three months ended March 31, 2015, an increase of approximately 167% compared to approximately $0.9 million for the three months ended March 31, 2014.

•
Financing income, net was approximately $2.7 million for the three months ended March 31, 2015, compared to financing expenses, net of approximately $1.5 million for the three months ended March 31, 2014. The change in financing income was mainly due to the reevaluation of our EUR/USD forward transactions and currency interest rate swap transactions in the aggregate amount of approximately $5.7 million, partially offset by expenses resulting from exchange rate differences in the amount of approximately $2 million, approximately $0.2 million expenses relating to reevaluation of our interest rate swap transactions and approximately $0.6 million interest accrued in connection with our Series A Debentures.

•	Net income was approximately $3.8 million for the three months ended March 31, 2015, compared to a net loss of approximately $1.9 million for the three months ended March 31, 2014.

•
Net cash provided by operating activities was approximately $0.6 million for the three months ended March 31, 2015, compared to net cash used by operating activities of approximately $0.4 million for the three months ended March 31, 2014.

•
Total other comprehensive loss was approximately $8.2 million for the three months ended March 31, 2015, compared to total other comprehensive income of approximately $0.1 million for the three months ended March 31, 2014. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such loss is a result of the devaluation in the Euro against the U.S. Dollar of approximately 11.6%.

•	Total comprehensive loss was approximately $4.4 million for the three months ended March 31, 2015, compared to approximately $1.8 million for the three months ended March 31, 2014.

•
In May 2015, the Company announced the approval by the Company’s Board of Directors of the repurchase of up to $3 million of its ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE MKT and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of the Company’s ordinary shares, applicable securities laws and other factors, including compliance with the terms of the Company’s Series A Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate the Company to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice.

•
In May 2015, the Company exercised an option to acquire an additional 9% of the share capital of U. Dori Energy Infrastructures Ltd., (the “Option” and “Dori Energy,” respectively), which currently holds 18.75% of Dorad. Following the exercise of the Option, the Company’s holdings in Dori Energy increased from 40% to 49% and the Company’s indirect ownership of Dorad increased from 7.5% to approximately 9.2%. The aggregate amount paid by the Company in connection with the exercise of the Option was approximately NIS 28.2 million (approximately $7.1 million) and includes the exercise price and the amount required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

•	As of June 15, 2015, the Company held approximately $10.5 million in cash and cash equivalents, approximately $5 million in marketable securities and approximately $5.9 million in restricted cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “The Company presents a noteworthy quarter in the revenue, net income and cash flow lines, despite the winter months that are included in the period, which are characterized by relatively low PV revenues. This quarter presents for the first time the impact of the reduction of the subsidies in Italy, with an aggregate decrease in the revenues of approximately €100,000. However, despite this decrease and the devaluation of the Euro against the US dollar, the Company succeeded in presenting stability in the revenue line. We continue to examine significant projects in Israel and around the world, along with the development and improvement of our existing projects.”

Information for the Company’s Series A Debenture Holders

As of March 31, 2015, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $21.8 million (consisting of approximately $12.2 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $44 million in connection with the Series A Debentures issuances (in January and June 2014), net of approximately $25.8 million of cash and cash equivalents and net of approximately $8.6 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, gain on bargain purchase, financial expenses, net, taxes and depreciation expenses. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers Adjusted EBITDA to be an important measure of comparative operating performance, Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. Adjusted EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate Adjusted EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s Adjusted EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. The Company uses the term “Adjusted EBITDA” to highlight the fact that for the year ended December 31, 2014 the Company deducted the gain on bargain purchase from the net income. The Adjusted EBITDA is otherwise fully comparable to EBITDA information which has been previously provided for prior periods. See the reconciliation between the net income (loss) and the Adjusted EBITDA presented at the end of this Press Release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and

•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Condensed Consolidated Statements of Financial Position

	March 31,	December 31,
	2015	2014
	Unaudited	Audited
	US$ in thousands
Assets
Current assets

Cash and cash equivalents	16,313	15,758
Marketable securities	4,990	3,650
Short-term deposits	650	3,980
Restricted cash	251	283
Trade receivables	180	214
Other receivables and prepaid expenses	6,170	5,929
	28,554	29,814
Non-current assets

Investments in equity accounted investees	27,822	27,237
Financial asset	6,806	1,912
Property, plant and equipment	81,473	93,513
Restricted cash	5,588	5,134
Other assets	1,406	1,477
	123,095	129,273

Total assets	151,649	159,087

Liabilities and Equity
Current liabilities

Loans and borrowings	505	677
Debentures	4,771	4,884
Accounts payable	975	1,229
Accrued expenses and other payables	4,262	4,134
	10,513	10,924
Non-current liabilities

Finance lease obligations	4,910	5,646
Long-term bank loans	3,577	4,039
Debentures	39,221	40,042
Other long-term liabilities	3,683	4,310
	51,391	54,037

Total liabilities	61,904	64,961
Equity
Share capital	26,180	26,180
Share premium	76,932	76,932
Treasury shares	(522)	(522)
Reserves	(16,304)	(8,127)
Accumulated surplus (deficit)	3,497	(353)
Total equity attributed to shareholders of the Company	89,783	94,110
Non-Controlling Interest	(38)	16

Total equity	89,745	94,126

Total liabilities and equity	151,649	159,087

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three	For the three	For the
	Months ended	Months ended	Year ended
	March 31,	March 31,	December 31,
	2015	2014	2014
	Unaudited	Unaudited	Audited
	US$ thousands (except per share amounts)
Revenues	2,792	2,894	15,782
Operating expenses	(672)	(647)	(3,087)
Depreciation expenses	(1,241)	(1,303)	(5,452)
Gross profit	879	944	7,243

General and administrative expenses	(990)	(1,172)	(4,253)
Company’s share of income (losses) of investee accounted for at equity	1,218	*(281)	1,819
Other income (expenses), net	60	*92	1,438
Gain on bargain purchase	-	-	3,995
Operating profit (loss)	1,167	(417)	10,242

Financing income	18	158	2,245
Financial income (expenses) in connection with derivatives, net	5,535	*(765)	(1,048)
Financing expenses	(2,813)	(921)	(4,592)
Financing income (expenses), net	2,740	(1,528)	(3,395)

Profit (loss) before taxes on income	3,907	(1,945)	6,847

Tax benefit (taxes on income)	(111)	44	(201)

Net income (loss) for the period	3,796	(1,901)	6,646

Income (loss) attributable to:
Shareholders of the Company	3,850	(1,907)	6,658
Non-controlling interests	(54)	6	(12)
Net income (loss) for the period	3,796	(1,901)	6,646

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(262)	110	(3,199)

Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	(7,915)	-	(9,082)

Total other comprehensive income (loss)	(8,177)	110	(12,281)

Total comprehensive loss for the period	(4,381)	(1,791)	(5,635)
Net earnings (loss) per share
Basic earnings (loss) per share	0.36	(0.18)	0.62
Diluted earnings (loss) per share	0.36	(0.18)	0.62

* As of December 31, 2014 the Company changed the comprehensive income statement classification of the results of the Company’s investments in energy projects. The results of such investments are recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee are recorded in the operating profit to more appropriately reflect the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

								Non- controlling	Total
		Attributable to shareholders of the Company						interests	Equity
					Translation
					Reserve	Presentation
			Accumulated		From	Currency
	Share	Share	surplus	Treasury	Foreign	Translation
	capital	premium	(deficit)	shares	operations	Reserve	Total
		US$ in thousands
Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Net income for the period			3,850				3,850	(54)	3,796
Other comprehensive loss					(262)	(7,915)	(8,177)		(8,177)
Total comprehensive loss			3,850		(262)	(7,915)	(4,327)	(54)	(4,381)
Balance as at
March 31, 2015	26,180	76,932	3,497	(522)	693	(16,997)	89,783	(38)	89,745

								Non- controlling	Total
		Attributable to shareholders of the Company						interests	Equity
					Translation
					Reserve	Presentation
					From	Currency
	Share	Share	Accumulated	Treasury	Foreign	Translation
	capital	premium	deficit	shares	operations	Reserve	Total
		US$ in thousands
Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Net income for the year	-	-	6,658	-	-		6,658	(12)	6,646
Other comprehensive loss	-	-	-	-	(3,199)	(9,082)	(12,281)	-	(12,281)
Total comprehensive loss	-	-	6,658	-	(3,199)	(9,082)	(5,623)	(12)	(5,635)
Balance as at
December 31, 2014	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126

Condensed Consolidated Interim Statements of Cash Flows

	For the three Months ended March 31, 2015	For the three Months ended March 31, 2014	For the year ended December 31, 2014
	Unaudited	Unaudited	Audited
	US$ in thousands
Cash flows from operating activities

Income (loss) for the period	3,796	(1,901)	6,646

Adjustments for:

Financing expenses (income), net	(2,740)	*1,528	3,395
Gain on bargain purchase	-	-	(3,995)
Depreciation	1,241	1,303	5,452
Company’s share of losses (income) of investee accounted for at equity	(1,218)	281	(1,819)
Decrease (increase) in trade receivables	10	(49)	95
Increase in other receivables and prepaid expenses	(1,280)	(1,077)	(1,631)
Increase in other assets	(1,384)	*(91)	(797)
Decrease in accrued severance pay, net	(2)	(28)	(29)
Decrease in accounts payable	(127)	(155)	(498)
Increase in other payables and accrued expenses	2,490	233	498
Taxes on income (Tax benefit)	111	(44)	201
Taxes paid	(66)	-	(461)
Interest received	3	16	212
Interest paid	(257)	(409)	(3,933)
	(3,219)	1,508	(3,310)

Net cash provided by operating activities	577	(393)	3,336

* As of December 31, 2014 the Company changed the comprehensive income statement classification of the results of the Company’s investments in energy projects. The results of such investments are recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method and re-evaluation of option to acquire additional shares in the investee are recorded in the operating profit to more appropriately reflect the Company’s operations as a holding company operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	For the three Months ended March 31, 2015	For the three Months ended March 31, 2014	For the year ended December 31, 2014
	Unaudited	Unaudited	Audited
	US$ in thousands
Cash flows from investing activities:

Purchase of property and equipment	-	(92)	(709)
Acquisition of subsidiary, net of cash acquired	-	-	(13,126)
Advance on account of investment			-
Investment in equity accounted investees	-	(3,861)	(4,058)
Proceeds from deposits, net	3,330	2,652	1,173
Investment in marketable securities	(1,350)	-	(3,687)
Settlement of forward contract		-	-
Proceeds from (investment in) restricted cash, net	(550)	3,801	4,342

Net cash provided by (used in) investing activities	1,430	2,500	(16,065)

Cash flows from financing activities:

Short-term loans, net	-		(18,550)
Repayment of long-term loans and financial lease obligation	(202)	(17,835)	(7,152)
Repayment of Debentures			(5,151)
Proceeds from debentures, net	-	32,762	55,791

Net cash provided by (used in) financing activities	(202)	14,927	24,938

Exchange differences on balances of cash and cash equivalents	(1,250)	266	(3,689)

Increase in cash and cash equivalents	555	17,300	8,520
Cash and cash equivalents at the beginning of period	15,758	9,738	7,238

Cash and cash equivalents at the end of the period	16,313	27,038	15,758

Reconciliation of Net income (loss) to Adjusted EBITDA (in US$ thousands) (Unaudited)

	For the three Months ended March 31,	For the three Months ended March 31,	For the year ended December 31,
	2015	2014	2014
Net income for the period	3,796	(1,901)	6,646
Financing expenses (income) , net	(2,740)	1,528	3,395
Taxes on income (tax benefit)	111	(44)	201
Depreciation expenses	1,241	1,303	5,452
Gain on bargain purchase	-	-	(3,995)
Adjusted EBITDA	2,408	886	11,669